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EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES
COMPUTATION OF NET INCOME (LOSS) PER SHARE
(Unaudited)
(in thousands, except share and per share data)

	2003	2002	2001
Net income	$3,992	$1,410	$544

Net income per share—Basic:
Weighted average common shares—Basic	17,577,335	17,577,315	16,617,426

Net income per share—Basic	$0.23	$0.08	$0.03

Net income per share—Diluted:
Shares used in this computation:
Weighted average common shares—Basic	17,577,335	17,577,315	16,617,426
Dilutive effect of shares under employee stock plans	1,107,116	431,181	—

Weighted average common shares—Diluted	18,684,451	18,008,496	16,617,426

Net income per share—Diluted	$0.21	$0.08	$0.03

Note: Common stock equivalents were not included for the years ended December 31, 2001, as their effect would be anti-dilutive.

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  EXHIBIT 11.1